EXHIBIT 12.1
EXPRESS SCRIPTS, INC.
Calculation of Ratio of Earnings to Fixed Charges
(Dollar amounts in millions)

	Year Ended December 31,
	2009	2008	2007	2006	2005
Income from continuing operations before income taxes	$1,309.3	$1,213.6	$944.7	$742.2	$613.9
Add:
Undistributed loss from joint venture	—	0.3	1.3	1.6	2.4
Interest expense	194.4	77.6	108.4	95.7	37.2
Estimated interest component of rental expense	9.9	10.3	10.5	9.1	8.1
Income as adjusted	$1,513.6	$1,301.8	$1,064.9	$848.6	$661.6
Fixed charges:
Interest expense	194.4	77.6	108.4	95.7	37.2
Estimated interest component of rental expense	9.9	10.3	10.5	9.1	8.1
Total fixed charges	$204.3	$87.9	$118.9	$104.8	$45.3

Ratio of Earnings to Fixed Charges	7.4	14.8	9.0	8.1	14.6
Note: Interest component of rental expense estimated to be 1/3 of rental expense